Exhibit (d)(6)

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of September 4, 2002 by and among Synopsys, Inc., a Delaware corporation (“Parent”), Ferrite Acquisition Corp., a Delaware corporation (“Merger Sub”), and inSilicon Corporation, a Delaware corporation (the “Company”).

A.    Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of July 23, 2002 (the “Merger Agreement”). Unless the context otherwise requires, all capitalized terms used in this Amendment but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

B.    The parties hereto have agreed, with approval of their respective Boards of Directors to amend Section 8.1(b) of the Merger Agreement in the manner hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

1.    Section 8.1(b) of the Merger Agreement is hereby amended and superseded in its entirety to read as follows:

“(b)    by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares pursuant to the Offer on or before September 21, 2002 (the “Initial Termination Date”); provided, however, that in the event that on or prior to the Initial Termination Date (i) the condition set forth in clause (i) of the first paragraph of Annex A hereto shall not have been satisfied, or (ii) the requirements of the Fair Trade Law of Taiwan with respect to the Merger shall not have been satisfied, or the Fair Trade Commission of Taiwan shall not have decided not to exercise jurisdiction over the Merger, either Parent or the Company may elect to extend the Initial Termination Date, by written notice to the other prior to or on the Initial Termination Date, until December 21, 2002 (the “Extended Termination Date”); and provided further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in any of the conditions to the Offer set forth in Annex A hereto having failed to be satisfied on or before the Initial Termination Date or the Extended Termination Date, as applicable, and such action or failure to act constitutes a material breach of this Agreement; or”

2.    Except as set forth in Paragraph 1 hereof, the Merger Agreement shall remain in full force and effect, enforceable against Parent, Merger Sub and the Company in accordance with its terms.

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

SYNOPSYS, INC.

By:	/s/ STEVEN K. SHEVICK

Name:	Steven K. Shevick

Title:	Vice President and General Counsel

FERRITE ACQUISITION CORP.

By:	/s/ STEVEN K. SHEVICK

Name:	Steven K. Shevick

Title:	Vice President and Secretary

INSILICON CORPORATION

By:	/s/ BARRY HOBERMAN

Name:	Barry Hoberman

Title:	President / CEO

***** AMENDMENT TO AGREEMENT AND PLAN OF MERGER *****